SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period January 29, 2004 to February 2, 2004

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing preliminary 2003 year end reserves reconciliation.

2.	Press Release announcing conference call and webcast pertaining to the announced preliminary 2003 year end reserves reconciliation.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

February 2, 2004	By:	/s/ Gordon M. Anderson Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES PRELIMINARY 2003 YEAR END RESERVES RECONCILIATION

(Calgary, February 2, 2004) /CNW/ – Pengrowth Energy Trust (“Pengrowth”) announced today that its independent reserves appraiser Gilbert Laustsen Jung Associates Ltd. (“GLJ”) has provided preliminary year end estimates of company reserves effective December 31, 2003. GLJ’s estimates of reserves attributed to Pengrowth’s 8.4% working interest in the Sable Offshore Energy Project (“SOEP”) are consistent with the reduction to SOEP reserves announced by Shell Canada Resources Limited on January 29, 2004. On a net basis GLJ estimates a 50 Bcf reduction to proved sales gas reserves determined at project startup from 176 Bcf to approximately 126 Bcf. Downward revisions to SOEP reserves were considered by Pengrowth in the acquisition of SOEP facilities interests in 2003 and were referenced in Pengrowth’s press release dated October 31, 2003. The adjustments are primarily due to the removal of the Glenelg field from current development plans, the exclusion of an undrilled fault block at North Triumph and poorer than anticipated performance for the Venture field.

Pengrowth’s budgeted outlook for distributions in 2004 is unchanged as a result of the SOEP reserve revision. Production declines will be offset by the anticipated startup of the South Venture field in late 2004 and the introduction of compression in 2006. The 2003 acquisition of SOEP facilities interests by Pengrowth reduces operating costs by approximately Cdn $28 to $30 million annually and GLJ projects pre capex cash flow from Pengrowth’s SOEP interest at Cdn $83 million for 2004 using the GLJ January 1, 2004 base case price forecast and the proved plus probable reserves case.

Preliminary revisions to proved reserves for Pengrowth’s overall oil and gas property portfolio are 17.1 mmboes or approximately 9.3% of Pengrowth’s proved reserves. SOEP now represents approximately 10% of Pengrowth’s total proved reserves. Although not directly comparable due to a change in reserve definitions under new National Instrument 51-101 the proved plus probable reserves are similar to Pengrowth’s previously reported “Established Reserves”. There has been a reduction of 15.3 mmboes or 7.1% to the established reserves reported by GLJ for December 31, 2002, substantially all of which can be attributed to reductions in reserves for Pengrowth’s SOEP interest.

The following preliminary GLJ reserves reconciliation is presented for year end December 31, 2003:

	Proved Producing	Proved	"Established"*

000's of BOE's
December 31, 2002	130,868	181,381	214,814
Exploration and Development	4,190	2,720	2,710
Revisions	1,090	(17,110)	(15,267)
Acquisitions	240	490	620
Dispositions	(410)	(420)	(510)
Production	(17,897)	(17,897)	(17,897)
December 31, 2003	118,081	149,164	184,470

Reserve Life Index (years)	7.2	8.9	10.6

*	Established formerly defined as proved plus 50% of probable. The closing balance is proved plus probable reserves in accordance with NI 51-101.

Pengrowth’s comprehensive 2003 year end financial results will be released on or about March 1, 2004.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

2

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CONFERENCE CALL AND WEBCAST
PERTAINING TO THE ANNOUNCED PRELIMINARY 2003 YEAR END RESERVES RECONCILIATION

(Calgary, February 2, 2004) /CNW/ – Pengrowth Energy Trust (“Pengrowth”) will be conducting a conference call and webcast for analysts, brokers, investors and media representatives on Tuesday, February 3, 2004 at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) regarding Pengrowth’s previously announced preliminary 2003 year end reserves reconciliation.

Callers may dial 1-800-814-4853 or Toronto local (416) 640-4127 a few minutes prior to start and request the Pengrowth Conference Call. The call will also be available for replay by dialing 1-877-289-8525 or Toronto local (416) 640-1917 and entering passcode number 21037007 followed by the pound key. Interested users of the internet are invited to go to:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=733260 or www.pengrowth.com for conference call replay.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191